11-3-2003

SECU[illegible] ...MMISSION

03052366

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 23183 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 9-1-2002 (MM/DD/YY) AND ENDING 8-31-2003 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
FactSet Data Systems Inc.

RECD S.E.C.
OCT 30 2003
616

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Greenwich Plaza
(No. and Street)

| Greenwich | Connecticut | 06830 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ernest S. Wong (203) 863-1525
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name)*

| 1177 Avenue of the Americas | New York | NY | 10036 |
|---|---|---|---|
| (Address) | (City) | (State) | Zip Code) |

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 04 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Ernest S. Wong, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FactSet Data Systems Inc., as of August 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Secretary

Title

Notary Public

WENDY BOCCUZZI
NOTARY PUBLIC
MY COMMISSION EXPIRES 1/31/06

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# FactSet Data Systems, Inc.

(a wholly-owned subsidiary of FactSet Research Systems Inc.)

## Statement of Financial Condition

## August 31, 2003

# FactSet Data Systems, Inc.
(a wholly-owned subsidiary of FactSet Research Systems Inc.)
## Index to Financial Statements



**PricewaterhouseCoopers LLP**
300 Atlantic Street
Stamford CT 06901
Telephone (203) 539 3000
Facsimile (817) 207 3999

**Report of Independent Auditors**

To the Shareholder of
FactSet Data Systems, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of FactSet Data Systems, Inc. (the "Company") at August 31, 2003, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As more fully described in Note 2 to the financial statements, FactSet Data Systems, Inc. has material transactions with its parent, FactSet Research Systems Inc.

PricewaterhouseCoopers LLP

September 15, 2003

# FactSet Data Systems, Inc.
## (a wholly-owned subsidiary of FactSet Research Systems Inc.)
## Statement of Financial Condition
## August 31, 2003

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 2,484,651 |
| Investments | 12,643,105 |
| Receivables from customers, net | 9,986,398 |
| Receivables from clearing brokers | 598,585 |
| **Total assets** | $ 25,712,739 |
| **Liabilities and Shareholder's Equity** | |
| Liabilities | |
| Deferred revenues, net | $ 8,298,621 |
| Payable to parent company | 388,956 |
| **Total liabilities** | 8,687,577 |
| Shareholder's equity | |
| Common stock, par value $.01; 10,000 shares authorized, 900 shares issued and outstanding | 9 |
| Capital paid in excess of par value | 24,991 |
| Retained earnings | 17,000,162 |
| **Total shareholder's equity** | 17,025,162 |
| **Total liabilities and shareholder's equity** | $ 25,712,739 |

The accompanying notes are an integral part of this financial statement.

## 1. Organization and Nature of Business

FactSet Data Systems, Inc. (the "Company") is a Delaware corporation and a wholly-owned subsidiary of FactSet Research Systems Inc. (the "Parent"). The Company is a registered broker/dealer under Section 15 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is a member of the National Association of Securities Dealers.

The Company, in accordance with an arrangement with the Parent, provides brokerage services to allow the purchase of integrated research services from its Parent using commissions on securities transactions. Commissions are derived from securities transactions introduced and cleared on a fully disclosed basis primarily through two external clearing brokers. A client directs the clearing broker, at the time the customer executes a securities transaction, to credit the commission on the transaction to the Company's account.

## 2. Accounting Policies

The significant accounting policies of the Company are summarized below.

### Revenue Recognition

Commission revenues are earned each month, based on one-twelfth of the annual subscription charge quoted to each customer. Amounts that have been earned but not yet paid through the receipt of commissions on securities transactions are reflected on the statement of financial condition as receivables from customers and clearing brokers, net. Amounts that have been received through commissions on securities transactions that are in excess of earned subscription revenues are reflected on the statement of financial condition as deferred revenues, net.

Customer payments rendered in commissions are collected on the Parent's behalf by the Company. When payment for services is remitted through external clearing brokers having agreements with the Company, the clearing brokers charge the Company a clearing fee for their services, which the Company recovers from its customers who choose this payment option, as disclosed above. The Company earns the right to recover the clearing fee from its customers at the time the securities transactions are executed, which is the period in which the clearing fees are incurred. During fiscal 2003, the Company changed its financial statement presentation of clearing fees and related cost recovery. Prior to fiscal 2003, the clearing fee recovery had been included in revenues. The Company determined that presenting the clearing fee recovery as a reduction of the expense, rather than as revenue, was the appropriate application of the relevant accounting literature since the Company is not the principal party to the settlement of the securities transactions for which the clearing brokers charge the fees. Related amounts in the statement of financial condition have also been changed. This change has no effect on current or previously reported operating income, net income or shareholder's equity.

### Allocation Fee

Pursuant to an agreement between the Company and the Parent, the Parent provides management, engineering, consulting, sales, accounting and other administrative services to the Company. In addition, office and data center facilities and computer equipment are provided to the Company by the Parent. The agreement stipulates that an allocation of 95% of the Company's revenues, net of clearing fees, be paid to the Parent for the cost of services, facilities and equipment that are provided by the Parent on behalf of the Company.

**Cash and Cash Equivalents**
Cash and cash equivalents includes demand deposit accounts at a major financial institution and investments in money market funds that hold securities with maturities less than 90 days.

**Investments**
The Company maintains a portfolio of investments which, under the investment guidelines established by the Company, are managed by third-party firms. Eligible investments include obligations issued by the United States Treasury and other governmental agencies, money market securities and highly rated commercial paper.

**Payable to Parent Company**
Payable to parent company represents amount payable to the Parent on a non-interest bearing basis.

**Management's Use of Estimates**
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## 3. Provision for Income Taxes

The Company files consolidated federal and combined state and local income tax returns with its Parent. The Company determines its total tax liability by applying statutory federal, state and local tax rates to its separate Company income before taxes and records a tax provision equal to such liability. The effective tax rate differs from the statutory federal income tax rate due primarily to the effect of state and local taxes, and is substantially the same as the Parent's effective rate. Tax liabilities are paid by the Parent and are reimbursed by the Company as part of the intercompany account settlement. At August 31, 2003, the Company has a deferred tax asset of $3,713,403 related to deferred revenues. The deferred tax asset and current provision for income tax has been included as a component of payable to parent company.

## 4. Regulatory Requirements

The Company, as a registered broker/dealer, is subject to Rule 15c3-1 under the Exchange Act which requires that the Company maintain net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness (the "minimum net capital requirements"). The Company claims exemption under Rule 15c3-3(k)(2)(ii).

At August 31, 2003, the Company had net capital of $6,840,644, which was $6,261,473 in excess of its minimum net capital requirement of $579,171. The ratio of aggregate indebtedness to net capital was 1.27 to 1.

## 5. Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, securities transactions of customers of the Company are introduced and cleared through correspondent brokers. Pursuant to agreements between the Company and its correspondent brokers, the correspondents have the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions. At August 31, 2003, the Company has never experienced significant losses, and therefore, has recorded no liability with regard to that right. Receivable from clearing brokers, net, represents a concentration of credit risk and relates to securities transactions cleared through two correspondent brokers.